Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
FAX: (212) 310-8007
October 13, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. St. NE
Washington, D.C. 20549
Attn: Mr. Larry Spirgel and Mr. Reid Hooper

Re:	Archipelago Learning, Inc.
Registration Statement on Form S-1
File No. 333-161717

Dear Sirs:
     On behalf of our client, Archipelago Learning, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company (File No. 333-161717), together with exhibits thereto.
     Set forth below in bold are each of the comments in the Staff’s letter of October 2, 2009. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.
General
1.	We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectus.
The Company acknowledges the Staff’s comment. The Company intends to include the price range, size of the offering and all other required information in an amendment to the Registration Statement prior to distributing a preliminary prospectus and will allow the Staff time to review such disclosure prior to any such distribution.
2.	Please file all exhibits, including your legal opinion, as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments. In addition, file all required exhibits, such as the 2009 Omnibus Incentive Plan and any third party licensing agreements relating to your technology infrastructure described on page 23 of your risk factors.
The Company acknowledges the Staff’s comment. The Company has filed additional documents with the Amendment to the Registration Statement and will file any remaining exhibits as soon as possible. The Company advises the Staff that its license agreements with third-party providers of technology or software are all made in the ordinary course in the Company’s business, and the Company respectfully advises the Staff that such agreements do not constitute material contracts under Item 601 of Regulation S-K. Pursuant to subsection (ii) of Item 601(b)(10), if a contract is “such as ordinarily accompanies the kind of business conducted by” the Company, it is deemed to be made in the ordinary course of business and need not be filed unless, under subsection (ii)(B), it is a “contract upon which the registrant’s business is substantially dependent ... or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” Each of the Company’s third-party license agreements is entered into in the ordinary course of the Company’s technology-based online business. The Company does not substantially depend or depend to a material extent on any such license agreement and the Company believes that each of these license agreements can be easily replaced, if necessary, without any material impact on the Company’s business or operations.
3.	We note references to third party information throughout the prospectus. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.
The Company has complied with the Staff’s comment by supplementally providing the Staff with marked copies of documents supporting third party statements. The Company confirms that all such documents provided are publicly available, other than certain data provided by

Outsell, Inc. The Company has filed a consent from Outsell, Inc. as an exhibit to the Amendment with respect to such data.
Prospectus Summary, page 1
Corporate Reorganization, page 5
4.	Expand the organizational chart on page 6 to include the percentage ownership of each holder, assuming completion of the offering.
The Company acknowledges the Staff’s comments. The Company has not yet determined what the respective percentage ownerships will be, and will provide the revised disclosure in an amendment to the Registration Statement prior to distributing a preliminary prospectus and will allow the Staff to review such disclosure prior to any such distribution.
Risk Factors, page 13
Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act...page 29.
5.	Please revise this disclosure to clarify the standards that your internal control over financial reporting does not currently meet as Section 404 of the Sarbanes-Oxley Act does not impose standards with respect to internal control over financial reporting.
The Company has revised the disclosure in response to the Staff’s comment. See page 29.
Providence Equity Transactions, page 33
6.	Quantify the cumulative amount of distributions paid to your principal stockholders since January 2007 and quantify the initial investment of your principal stockholders.
The Company has revised the disclosure in response to the Staff’s comment. See pages 33, 36 and 104.
Corporate Reorganization
7.	We note your disclosure that your historical financial data does not reflect what your financial position and results of operations would have been had you been a taxable corporation. In this regard, provide pro forma tax and EPS data on the face of the historical financial statements assuming the entity was a taxable corporation for the fiscal year and interim period.
     The Company acknowledges the Staff’s comment. The Company intends to revise the disclosure to include the pro forma tax data when it is available. In addition, the Company will revise the disclosure to include pro forma EPS data after it determines the share exchanges for the Corporate Reorganization. See page 34. The Company will include such disclosure in an amendment to the Registration Statement prior to distributing a preliminary prospectus and will allow the Staff to review such disclosure prior to any such distribution. See pages F-7, F-11 and F-12.
8.	Further, we note that prior to the closing of this offering, Archipelago Learning Holdings, LLC intends to make additional cash distributions of approximately $1.4 million to the members of Archipelago Learning Holdings, LLC to enable them to meet their income tax obligations for the period from January 1, 2009, to the date of the Corporate Reorganization. We also note that the board of managers of Archipelago Learning Holdings, LLC has authorized an $8.0 million distribution to its members in the third quarter of 2009. In this regard, we assume that you will reflect the distribution accrual (but not giving effect to the offering proceeds) in the pro forma balance sheet along side the historical balance sheet in the filing. We also assume that the pro forma per share data will give effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds the current year’s earnings). The number of shares to be added to the denominator for the purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. Also note that a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of the offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months.
The Company acknowledges the Staff’s comment. The Company has revised the disclosure in response to the Staff’s comment. See pages F-6, F-11 and F-12.
Management’s Discussion and Analysis of Financial Condition..., page 43
Overview, page 43
9.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. It is important for investors to understand your historical financial information as a private company and whether, and the extent to which, management expects the trends and results of operations to continue or change as a public company. For example, we note your risk factor disclosure on page 14 discussing the possibility that Congress may not reauthorize the Elementary and Secondary Education Act, and your disclosure on page 13 about widespread school budget cuts. Discuss the impact the lack or reauthorization and budget cuts may have on your service revenues and profitability. In addition, further discuss your intentions on entering new markets, such as postsecondary and international markets, and how this expansion will impact your available liquidity and cash flows.
The Company has revised the disclosure in response to the Staff’s comment. See pages 44 and 45.
Components of Service Revenue and Expense, page 46
10.	Expand your disclosure to discuss the limited circumstances in which additional months may be added to subscriptions and offered as a promotional incentive.
The Company has revised the disclosure in response to the Staff’s comment. The Company also advises the Staff that the revenue from these subscriptions is recognized over the entire subscription period, including such additional months, if applicable. See pages 15, 16, 48, 53, 75 and F-12.
Comparison of Years Ended December 31, 2008 and December 31, 2007, page 55
11.	We note that service revenue for the year ended December 31, 2008 increased by $13.8 million, to $32.1 million. In addition, we note your disclosure that the increase was attributable to deferred revenue from prior subscriptions purchased and also a price increase for the Study Island products of 6.5% in August 2008. Further, we note a price increase for the Study Island products of 12% in August 2007. Expand your disclosure to specifically discuss the impact the price increases play in the increase of your service revenues. Based on your disclosure as it is now, it is unclear how much the price increases impact your service revenues.
The Company has revised the disclosure in response to the Staff’s comment. The Company advises the Staff that it does not consider the impact that price increases have on revenue in any one period to be a meaningful measure for investors. The Company’s pricing structure is complex, using a set of standard prices (which were increased in August 2007 and 2008), but offering discretionary discounts of different amounts for a wide range of circumstances with its clients. Additionally, considering that the Company’s revenue recognition, which occurs ratably over the subscription terms of our clients (typically 12 months, but varies under many circumstances), price variances over a wide range of months have an impact on revenue within a single period presented in the financial statements. Consequently, we have removed the reference to the percentage of the price increases. In addition, the Company has revised the table setting forth information regarding invoiced sales and other metrics that impact service revenue to present the data for the twelve months ended June 30, 2008 and 2009 rather than the six months ended for those period. The Company believes that the twelve months data would be more meaningful for investors because the typical subscription period is for twelve months and therefore service revenue is derived from at least the last twelve months from the start of any subscription. See pages 49, 56, 57, 58 and 59.
Quarterly Information, page 58
12.	We note you have only provided quarterly information for your most recent fiscal year and subsequent interim period. Please revise to provide selected quarterly data for each full quarter within the two most recent fiscal years and subsequent interim period, as required by Item 302(a)(1) of Regulation S-K.
The Company acknowledges the Staff’s comment and respectfully submits that Item 302(a)(1) does not apply to an issuer in an initial public offering because it does not have securities registered pursuant to Section 12(b) or 12(g) of the Exchange Act. Please see Item 302(a)(5) of Regulation S-K.
Liquidity and Capital Resources, page 58
13.	Revise your disclosure to specifically describe known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future. Identify any items that are the primary underlying drivers in contributing to uncertainties or variability in your cash flows.
The Company has revised the disclosure in response to the Staff’s comment. See pages 60 and 61.
Marketing, Sales and Customer Support, page 74
14.	Include the website addresses of Study Island, TeacherWeb and Northstar Learning.
The Company has revised the disclosure in response to the Staff’s comment. See page 78.
15.	Revise your disclosure to discuss the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities. Refer to Item 101(c)(xi) of Regulation S-K.
The Company has revised the disclosure in response to the Staff’s comment. See page 81 in our discussion of intellectual property.
Compensation Discussion and Analysis, page 84
Base Salary, page 85
16.	Revise your disclosure to explain the subjective criteria used with respect to each executive in decisions to increase, or decrease, their respective base salaries and annual performance bonus awards. Please also disclose the percentage increases in salaries for 2008 and 2009. Please refer to Item 402(b)(2)(ix) of Regulation S-K.
The Company has revised the disclosure in response to the Staff’s comment. See pages 88 and 89.
Annual Performance Bonus, page 86
17.	We note that you paid cash bonuses in 2008. We also note that bonus amounts were determined based on formulas and that discretionary adjustments were made to the bonus payments above the maximum amounts in 2008. Please explain management’s reasons for doing so.
The Company acknowledges the Staff’s comment. The Company advises the Staff that its board of managers made adjustments to the bonus payments above the maximum amounts in 2008 based on the Company’s performance, each executive’s performance of his duties and the executive’s role in the Company’s substantial growth and increasing performance for that year. The Company uses Adjusted EBITDA as the key measure in determining its performance, and Adjusted EBITDA in 2008 was $21.9 million compared to $14.1 million in 2007. The substantial increase in Adjusted EBITDA was a determining factor in the increase in bonus amounts in 2008 as well. The Company has revised its disclosure in response to the Staff’s comment. See page 89.
Equity Compensation Plan, page 86
18.	Please briefly summarize the definitions of “cause” and “good reason” as used in the agreements described in this section.
The Company has revised its disclosure in response to the Staff’s comment. See page 96.
Note 1. Organization, page F-10
Purchase Transaction, page F-10
19.	Please expand your disclosure related to your purchase of Study Island, LP to discuss, in detail, how the purchase price was determined, each of the tangible and intangible assets that were acquired, and how they were valued (methodology used). In that regard, we note that the company had no activities prior to the acquisition, yet a relatively small percentage of the purchase price was allocated to tangible and intangible assets acquired in the transaction. Please address this in your response.
The Company has revised its disclosure in response to the Staff’s comment. See pages F-10 and F-11. The Company advises the Staff that Study Island, LP, the company whose assets were acquired, had operations since 2000. Archipelago Learning, LLC, the newly formed entity that directly acquired the assets of Study Island, LP, and Archipelago Learning Holdings, LLC, its parent, were previously called Study Island, LLC and Study Island Holdings, LLC, respectively. The references to these entities have been removed to avoid confusion.
Note 2. Summary of Significant Accounting Policies, page F-11
Accounts Receivable, page F-13
20.	Refer to your discussion related to revenue recognition on page 51 where you state that subscription fees are typically billed and paid for in advance and that you defer the total amount of the sale of subscriptions, training, and support as unearned revenue when the customer is invoiced and recognize the revenue on a straight-line basis over the subscription period. In that regard, please tell us and revise your disclosure to discuss what makes up your accounts receivable balance. Also, clarify whether any portion of deferred revenue relates to accounts receivables (i.e. amounts billed but not yet received).
The Company has revised its disclosure in response to the Staff’s comment. See pages 55 and F-13. The Company advises the Staff that substantially all subscription fees are billed prior to the commencement of the subscription term. The amounts billed to the customers are paid within a reasonable period after billing. Therefore, the majority of the balance in accounts receivable will be included in the balance of deferred revenue.
Goodwill, Intangible Assets and Long-Lived Assts, page F-13
21.	We note that goodwill represents 70% or more of your assets for all of the periods presented. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recovery of goodwill. Specifically, please provide disclosure for the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:
•	Percentage by which fair value exceeded carrying value as of the most recent step-one test

•	Amount of goodwill allocated to the unit

•	Description of key assumptions that drive fair value

•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.
The Company has revised the disclosure in response to the Staff’s comment. See pages 53, 54, F-14 and F-15.
Note 6. Acquisition, page F-18
22.	Refer to our comment above related to your acquisition of Study Island, LP and also expand your disclosure related to your purchase of TeacherWeb to discuss, in detail, how the purchase price was determined, each of the intangible assets that were acquired, and how they were valued (i.e., methodologies used).
The Company has revised the disclosure in response to the Staff’s comment. See pages F-19 and F-20.
Note 12. Stock Compensation, page F-24
23.	Expand your disclosures in MD&A to include a discussion about the following information:
•	The assumptions used in calculating the fair value of equity based payment awards

•	Each significant factor contributing to the difference between the fair value as of the date of each grant and the anticipated offering price.

•	The reason management chose not to obtain a contemporaneous valuation by an unrelated specialist.
The Company has revised the disclosure in response to the Staff’s comment. See pages 55 and F-26. The Company supplementally advises the Staff that the board of managers engaged an unrelated specialist to assist the board with its analysis, but the board did not rely solely on that valuation specialist.
     We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8971.

Sincerely,

/s/ Alexander D. Lynch

Alexander D. Lynch